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                                                  Subject Company: H Power Corp.
                                                     Commission File No. 0-31195


                             Filed by H Power Corp.
              Pursuant to Rule 425 under the Securities Act of 1933
                 and deemed filed pursuant to Rule 14a-12 of the
                         Securities Exchange Act of 1934


     As previously announced, H Power Corp. ("H Power") has entered into an Agreement and Plan of Merger, dated as of November 11, 2002 (the "Agreement"), by and among Plug Power Inc. ("Plug Power"), Monmouth Acquisition Corp., and H Power. Pursuant to the Agreement, Monmouth Acquisition Corp. will merge with and into H Power, and H Power will become a wholly-owned subsidiary of Plug Power (the "Merger"). The Agreement is included as Exhibit 2.1 to the Current Report on Form 8-K, dated November 12, 2002, filed by H Power on November 12, 2002 in compliance with Rule 425, and is incorporated by reference into this filing.

     On November 12, 2002, Plug Power Inc. and H Power Corp. disseminated the following press release:


FOR IMMEDIATE RELEASE

CONTACTS:

MARK SCHMITZ                                          WILLIAM L. ZANG

CHIEF FINANCIAL OFFICER                               CHIEF FINANCIAL OFFICER

PLUG POWER INC.                                       H POWER CORP.

Phone:  (518) 782-7700                                Phone: (973) 450-4400

Web site: www.plugpower.com                           Web site: www.hpower.com


                    PLUG POWER INC. TO ACQUIRE H POWER CORP.

                 FOR APPROXIMATELY $50.7 MILLION IN COMMON STOCK

         LATHAM, N.Y. and BELLEVILLE, N.J., November 12, 2002 - Plug Power Inc. (NASDAQ: PLUG) and H Power Corp. (NASDAQ: HPOWD) announced today that they have entered into a definitive merger agreement pursuant to which Plug Power would acquire H Power in a stock-for-stock exchange valued at approximately $50.7 million. The two companies believe that the combination of these two leaders in the PEM fuel cell industry will create a stronger company that is better positioned to achieve long term commercial and financial success in this promising new industry.

         "We believe that this transaction will create a stronger and better capitalized company that will immediately benefit from greater financial strength, intellectual property and technical resources," said Dr. Roger Saillant, President & CEO of Plug Power, who will continue to serve in both capacities. "The combined entity will have 83 issued patents and 168 pending patent applications worldwide," continued Saillant. "By pooling the resources of H Power with Plug Power, we are better positioned to maintain a clear leadership position in the market for stationary PEM fuel cells."

         Dr. H. Frank Gibbard, CEO of H Power commented: "This combination should be very rewarding to H Power shareholders as it represents a substantial premium to recent stock prices. Over the past few months, our board has undertaken a comprehensive strategic review with the sole objective of enhancing shareholder value, and the board concluded that this transaction best achieves that objective. The combination of Plug Power and H Power provides our shareholders with an enhanced position to pursue what we believe to be attractive and substantial opportunities in the stationary fuel cell markets."

         Dr. Saillant added: "We firmly believe that the fuel cell industry holds great potential, and that consolidation and collaboration are necessary to capture the enormous market opportunity. The combination of H Power with Plug Power demonstrates our commitment to position Plug Power for long-term commercial success and shareholder return."



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         Under the terms of the agreement, unanimously approved by the Board of
Directors of each company, the exchange ratio is initially set at approximately eight-tenths of a share of Plug Power for each H Power share. Based on this initial exchange ratio, H Power shareholders would receive Plug Power common shares equaling approximately $4.70 per share for each H Power share. The initial exchange ratio will vary within upper and lower bounds of 10% in the event that the value of Plug Power common stock during a defined pre-closing period varies by more than 10% from $5.88 per share. In addition, the value to be paid will vary depending on the amount of H Power's cash, assets and liabilities at the closing date. Currently, it is expected that H Power shareholders will receive $50.7 million of value and will own between approximately 13.3% and 15.8% of the Plug Power shares outstanding after the closing.

         After closing, Plug Power plans to work quickly to streamline the business and eliminate redundant operations, leading to an expected ongoing cash consumption rate of $40 to $45 million annually. As part of the post-closing integration of the combined business, it is anticipated that all operations will be consolidated into Plug Power's headquarters, located in Latham, N.Y. Certain of H Power's distribution and partnership agreements, including that with Energy Co-Opportunity, Inc. ("ECO") and its affiliates, will be terminated upon closing. The combined entity intends to serve a worldwide customer base through its existing exclusive distribution agreements with GE Fuel Cell Systems and DTE Energy Technologies. Plug Power expects that it will have approximately $90 million in cash at the closing date, which should be sufficient, after integration costs, to fund operations into 2005.

         The agreement requires approval by the shareholders of both companies. The transaction is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. The transaction is expected to close no later than the first quarter of 2003.

         Stephens Inc. acted as financial advisor to Plug Power and Lehman Brothers acted as financial advisor to H Power.

         The companies will host a joint conference call today at 10:00 A.M. EST to discuss the transaction. Those wishing to participate can do so by dialing
(706) 634-1510 at least five minutes prior to the scheduled start-time. The call can also be accessed on the Internet at http://www.plugpower.com/ or http://www.hpower.com/.

         Plug Power designs, develops and manufactures on-site electric power generation systems utilizing Proton Exchange Membrane (PEM) fuel cells for stationary applications. Plug Power's fuel cell systems are expected to be sold globally through GE Fuel Cell Systems, a joint venture with General Electric, and through DTE Energy Technologies, a subsidiary of DTE Energy, in a four-state territory, which includes Michigan, Illinois, Ohio and Indiana. Plug Power also has strategic relationships with Honda R&D and Vaillant. The Company's headquarters are located in Latham, N.Y., with offices in Washington, D.C., and The Netherlands.

         H Power Corp. is a leading fuel cell manufacturing and development company, which has designed PEM fuel cell systems to provide electricity for a wide range of stationary and portable applications. The company recently launched the commercial version of the EPAC500, a 500-



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watt, fuel cell-based power source, and has developed pre-commercial stationary fuel cell products in the 4.5 kilowatt range.

                                       ##

         This press release contains statements about Plug Power, H Power and the proposed acquisition that are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon current expectations, forecasts and assumptions that are subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: the satisfaction of the conditions to closing, including receipt of shareholder and regulatory approvals; the expected closing date of the transaction; the risk that the transaction will not close; the risk that Plug Power will not integrate and restructure the acquired business successfully; the risk that Plug Power will incur unanticipated costs to integrate and restructure the acquired business; the risk that H Power will require more cash than anticipated prior to closing; fluctuation in the trading price and volume of Plug Power's common stock; the risk that continuity of H Power operations will be disrupted in the event the transaction does not close; Plug Power's ability to develop a commercially viable fuel cell system; the cost and time required for Plug Power to develop fuel cell systems; market acceptance of Plug Power's fuel cell systems; Plug Power's reliance on its relationship with certain affiliates of General Electric; Plug Power's ability to perform on its multi-generation product plan in a manner satisfactory to GEFCS and DTE; Plug Power's ability to manufacture fuel cell systems on a commercial basis; competitive factors, such as price competition, competition from other power technologies and competition from other fuel cell companies; the cost and availability of components and parts for Plug Power's fuel cell systems; the ability to raise and provide the necessary capital to develop, manufacture and market Plug Power's fuel cell systems; Plug Power's ability to lower the cost of its fuel cell systems and demonstrate their reliability; the cost of complying with current and future governmental regulations; and other risks and uncertainties discussed under the heading "Risk Factors" in Plug Power's annual report on Form 10-K for the fiscal year ended December 31, 2001 and under the heading "Risk Factors" in H Power's annual report on Form 10-K for the fiscal year ended May 31, 2001, as well as the reports Plug Power and H Power file from time to time with the Securities and Exchange Commission ("SEC"). Except as required by the Federal securities laws, Plug Power and H Power undertake no duty to update or revise publicly any forward-looking statements.

         Plug Power will be filing relevant documents in connection with the transaction with the SEC, including a registration statement on Form S-4 containing a joint proxy statement/prospectus. Plug Power and H Power expect to mail the joint proxy statement/prospectus to their respective shareholders in connection with the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov) after they are filed. These documents may also be obtained free of



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charge by directing a request to the Plug Power or H Power contacts listed at the beginning of this news release.

         Plug Power, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Plug Power and their ownership of Plug Power stock is set forth in Plug Power's proxy statement for its 2002 annual meeting of shareholders, which was filed with the SEC on April 24, 2002. Additional information about the interests of these participants may be obtained from reading the joint proxy statement/prospectus regarding the transaction when it becomes available.

         H Power, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and officers of H Power and their ownership of H Power stock is set forth in H Power's proxy statement for its 2002 annual meeting of shareholders, which was filed with the SEC on September 13, 2002. Additional information about the interests of these participants may be obtained from reading the joint proxy statement/prospectus regarding the transaction when it becomes available."

     Plug Power will be filing a registration statement with the Securities and Exchange Commission in connection with the proposed Merger. The registration statement will include a proxy statement/prospectus that will be sent to H Power stockholders seeking their approval of the proposed Merger. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT H POWER, PLUG POWER AND THE MERGER. Investors will be able to obtain these documents free of charge at the SEC's web site, www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Plug Power by directing a request to Plug Power at 968 Albany-Shaker Road, Latham, NY 12110, Attention:
Roger Saillant, President; and from H Power by directing a request to H Power at 60 Montgomery Street, Belleville, New Jersey, 07109, Attention: William L. Zang.

     H Power and its directors may be deemed to be participants in the solicitation of proxies from the stockholders of H Power in connection with the Merger. Information about the directors of H Power and their ownership of H Power stock is set forth in the proxy statement for H Power's 2002 annual meeting of stockholders, which was filed with the SEC on September 13, 2002. This document is available free of charge at the SEC's website at www.sec.gov. Additional information about the interests of H Power's directors in the Merger may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available.



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